SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 26, 2004

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.   Other Events.

On February 25, 2004, the Company issued a news release announcing plans to release fourth quarter earnings on February 27, 2004 and announcing a conference call and webcast for March 3, 2004.

EXHIBIT INDEX

On February 25, 2004, the Company issued a news release announcing plans to release fourth quarter earnings on February 27, 2004 and announcing a conference call and webcast for March 3, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date February 26, 2004

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer